                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                                 ________

                               SCHEDULE 13D
                              (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 2)

                               Waverly, Inc.
                             (Name of Issuer)

                  Common Stock, par value $2.00 per share
                      (Title of Class and Securities)

                                 943614107
                              (CUSIP Number)

                          William M. Passano, Jr.
                             c/o Waverly, Inc.
                          351 West Camden Street
                         Baltimore, Maryland 21201
                              (410) 528-4000
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 10, 1998
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                      (Continued on following pages)

                           (Page 1 of 16 Pages)

                               SCHEDULE 13D

   CUSIP No.    943614107
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Edward M. Passano, Sr.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      2,600
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       4,522,822 (1)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        2,600
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        3,227,822 (2)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,531,552 (1),(2),(3)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        50.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________

                          NOTES TO PRECEDING PAGE
                          -----------------------

   (1) Includes 3,227,822 shares of common stock, par value $2.00 per share (the "Shares"), of Waverly, Inc. (the "Company"), held in a Life Estate under the will of Edward B. Passano (the "Life Estate") which are subject to the Passano Voting Trust, of which Edward M. Passano, Sr. is a trustee. See Amendment 1 to the Schedule 13D, filed on or about April 30, 1990, for additional information concerning the Passano Voting Trust. Edward M. Passano, Sr. disclaims beneficial ownership of Shares held by the Life Estate. Includes 800,000 Shares subject to the Urban Voting Trust Agreement (as defined herein). See Amendment 1 to the Schedule 13D for additional information concerning the Urban Voting Trust Agreement. Edward M. Passano, Sr. disclaims beneficial ownership of such Shares. Includes 495,000 Shares subject to voting trust agreements with members of the Spahr family described in this Amendment 2 to the Schedule 13D. Edward. M. Passano, Sr. disclaims beneficial ownership of such Shares.

   (2) Includes 3,227,822 Shares held in the Life Estate. Edward M. Passano, Sr. disclaims beneficial ownership of such Shares.

   (3) Includes 6,130 Shares held by Edward M. Passano, Sr.'s spouse, as to which Edward M. Passano, Sr. disclaims beneficial ownership.

                               SCHEDULE 13D

   CUSIP No.    943614107
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William M. Passano, Jr.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      218,255 (1)
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       4,546,284 (2)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        218,255 (1)
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        3,255,973 (3)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,814,612 (1),(2),(3),(4)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        52.8%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________

                          NOTES TO PRECEDING PAGE
                          -----------------------

   (1) Includes options to purchase 85,000 Shares granted under the Company's stock option plans.

   (2) Includes 23,462 Shares held by the Ida K. Passano Trust, of which William M. Passano, Jr. is a trustee. William M. Passano, Jr. disclaims beneficial ownership of such Shares. Includes 3,227,822 Shares held in the Life Estate which are subject to the Passano Voting Trust, of which William M. Passano, Jr. is a trustee. See Amendment 1 to the Schedule 13D, filed on or about April 30, 1990, for additional information concerning the Passano Voting Trust. William M. Passano, Jr. disclaims beneficial ownership of Shares held by the Life Estate. Includes 800,000 Shares subject to a voting trust agreement with Michael Urban (the "Urban Voting Trust Agreement"), of which William M. Passano, Jr. is a co-trustee. See Amendment 1 to the Schedule 13D for additional information concerning the Urban Voting Trust Agreement. William M. Passano, Jr. disclaims beneficial ownership of such Shares. Includes 495,000 Shares subject to voting trust agreements with members of the Spahr family described in this Amendment 2 to the Schedule 13D. William M. Passano, Jr. disclaims beneficial ownership of such Shares.

   (3) Includes 23,462 Shares held by the Ida K. Passano Trust; 3,227,822 Shares held in the Life Estate; and 4,689 Shares held in the Company's 401K Plan for the account of William M. Passano, Jr. William M. Passano, Jr. disclaims beneficial ownership of all such Shares.

   (4) Includes 45,384 Shares held by William M. Passano, Jr.'s spouse, as to which William M. Passano, Jr. disclaims beneficial ownership.

                               SCHEDULE 13D

   CUSIP No.    943614107
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Susan P. Macfarlane
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  (x)
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       4,546,284 (1)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        3,251,284 (2)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,547,604 (1),(2),(3)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        50.3%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

        IN
   _________________________________________________________________

                          NOTES TO PRECEDING PAGE
                          -----------------------

   (1)  Includes 23,462 Shares held by the Ida K. Passano Trust, of which
        Susan P. Macfarlane is a trustee. Mrs. Macfarlane disclaims beneficial ownership of such Shares. Includes 3,227,822 Shares held in the Life Estate which are subject to the Passano Voting Trust, of which Mrs. Macfarlane is a trustee. See Amendment 1 to the Schedule 13D, filed on or about April 30, 1990, for additional information concerning the Passano Voting Trust. Mrs. Macfarlane disclaims beneficial ownership of Shares held by the Life Estate. Includes 800,000 Shares subject to the Urban Voting Trust Agreement. See Amendment 1 to the Schedule 13D for additional information concerning the Urban Voting Trust Agreement. Mrs. Macfarlane disclaims beneficial ownership of such Shares. Includes 495,000 Shares subject to voting trust agreements with members of the Spahr family described in this Amendment 2 to the Schedule 13D. Mrs. Macfarlane disclaims beneficial ownership of such Shares.

   (2) Includes 23,462 Shares held by the Ida K. Passano Trust and 3,227,822 Shares held in the Life Estate. Mrs. Macfarlane disclaims beneficial ownership of all such Shares.

   (3) Includes 1,320 Shares held by Susan P. Macfarlane's spouse, as to which Mrs. Macfarlane disclaims beneficial ownership.

     This statement constitutes Amendment No. 2 to the Schedule 13D filed by Edward M. Passano, Sr., William M. Passano, Jr. and Susan P. Macfarlane (together, the "Filing Parties") on or about August 10, 1989. The Schedule 13D, as originally filed, is hereinafter referred to as the "Schedule 13D." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule 13D. This Amendment is being filed to reflect the agreements and transactions described in Items 4 and 6 concerning voting trust agreements between the Filing Parties and certain stockholders of Waverly, Inc., a Maryland corporation (the "Company"), and agreements and transactions by and among the Company, Wolters Kluwer U.S. Corporation, a Delaware corporation ("Wolters Kluwer"), MP Acquisition Corp., a Maryland corporation and an indirect wholly owned subsidiary of Wolters Kluwer ("Newco"), the Filing Parties and certain other stockholders of the Company as described below.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

     The Filing Parties are:

     (a)  Edward M. Passano, Sr.

     (b)  351 West Camden Street
          Baltimore, MD 21201

     (c) Retired, former Chairman of the Company's Executive Committee of the Board of Directors

     (a)  William M. Passano, Jr.

     (b)  351 West Camden Street
          Baltimore, MD 21201

     (c)  Chairman of the Board of Directors of the Company

     (a)  Susan P. Macfarlane

     (b)  400 Overhill Road
          Baltimore, MD 21210

     (c) Homemaker; wife of Samuel G. Macfarlane, consultant and former Vice President and Treasurer of the Company.

     (d)-(e) None of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of the Filing Parties been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

     (f)  Each of the Filing Parties is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     Spahr Voting Trusts. No funds were expended by the Filing Parties for the acquisition of shared voting power of the 495,000 Shares subject to the Spahr Voting Trust Agreements described in Item 6. Such Shares were transferred by the Company to the members of the Spahr family as partial consideration for a merger of Lea & Febiger, L.P., a Delaware limited partnership, of which the members of the Spahr family were limited partners, with and into the Company.

     Exercise of Stock Options by William M. Passano, Jr..  As described in
Item 5(c) of this Amendment, William M. Passano, Jr. exercised options to purchase 26,000 Shares on January 30, 1998, at an exercise price of $7.875 per Share. The Company loaned William M. Passano, Jr. the amount of the exercise price for the 26,000 Shares, $204,750.00 (the "Loan"). Pursuant to the Loan, the Company is holding the Shares as collateral and William M. Passano, Jr. has agreed to pay interest on the loan principal at an annual interest rate equal to the actual borrowing rate charged by First National Bank of Maryland to the Company during the period the Loan is outstanding. William M. Passano, Jr. must repay the Loan and accrued interest no later than the time that the Shares are sold and the Loan is callable by the Company at such time as William M. Passano, Jr. is freely able to dispose of the Shares subject to the options.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     The primary purpose of the Spahr Voting Trust Agreements (as defined herein) is to enable the descendants of Edward B. Passano and members of the Spahr family to operate collectively in exercising their rights as holders of all the Shares subject to such agreements.

     The primary purpose of the Agreement and Plan of Merger and Stock Option and Tender Agreement described in Item 6 is to effectuate and facilitate the sale of the entire equity interest in the Company to Wolters Kluwer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     (a) The aggregate number of Shares that may be deemed to be collectively beneficially owned by the Filing Parties is 4,824,662, which includes options to purchase 85,000 Shares awarded to William M. Passano, Jr. under the Company's stock option plans. Such Shares, including Shares underlying such options, constitute 52.9% of the Shares outstanding. The aggregate number of Shares that may be deemed to be beneficially owned by each of the Filing Parties individually is as follows:

     Name                     Number of Shares    Percentage of Class
     ----                     ----------------    -------------------
     Edward M. Passano, Sr.   4,531,552           50.1%
     William M. Passano, Jr.  4,814,612 (1)       52.8%
     Susan P. Macfarlane      4,547,604           50.3%

     (1) Includes options to purchase 85,000 Shares granted under the Company's stock option plans.

     (b) Sole Voting and Dispositive Power. Edward M. Passano, Sr. has sole voting and sole dispositive power with respect to 2,600 Shares; William M. Passano, Jr. has sole voting and sole dispositive power with respect to 218,255 Shares, which includes options to purchase 85,000 Shares; Susan P. Macfarlane has sole voting and dispositive power with respect to 0 Shares.

          Shared Voting Power. Susan P. Macfarlane and William M. Passano, Jr. share voting power as co-trustees with respect to 23,462 Shares held in the Ida
K. Passano Trust. Susan P. Macfarlane and William M. Passano, Jr. disclaim beneficial ownership of such Shares. The Filing Parties share voting power with respect to (1) 3,227,822 Shares held by the Life Estate subject to the Passano Voting Trust Agreement; (2) 495,000 Shares subject to the Spahr Voting Trust Agreements (as defined herein) and 800,000 Shares subject to the Urban Voting Trust Agreement. See Item 2 of this Amendment 2 for information required by Item 5(b) for the Filing Parties. See Amendment 1 to the Schedule 13D, filed on or about April 30, 1990 for additional information concerning the Passano Voting Trust Agreement and the Urban Voting Trust Agreement. The Filing Parties disclaim beneficial ownership of all such Shares.

          Under certain circumstances described in Item 6, the Filing Parties may be deemed to share voting power with Robert Spahr with respect to 155,000 Shares subject to the Spahr Voting Trusts and with John F. Spahr, Jr. with respect to 155,000 Shares subject to the Spahr Voting Trusts. The Filing Parties disclaim beneficial ownership of such Shares. Information required by
Item 5(b) for John F. Spahr, Jr. and Robert Spahr is as follows:

     (a)  John F. Spahr, Jr.                 (a)  Robert Spahr

     (b)  1885 E. Limber Pine Road           (b)  136 Grubb Road
          Jackson, WY 83001                       Malvern, PA 19355

     (c)  President, Teton Data Systems      (c)  Self-employed in
          Jackson, WY 83001                       real estate investing

     (d)  None                               (d)  None

     (e)  None                               (e)  None

     (f)  United States                      (f)  United States

          Under certain circumstances described in Amendment 1 to the Schedule 13D, filed on or about April 30, 1990, the Filing Parties may be deemed to share voting power with Michael Urban, a director of the Company, with respect to the 800,000 Shares subject to the Urban Voting Trust Agreement. The Filing

Parties disclaim beneficial ownership of such Shares.  Information required by
Item 5(b) for Michael Urban is as follows:

     (a)  Michael Urban

     (b)  c/o Waverly, Inc.
          351 West Camden Street
          Baltimore, MD 21201

     (c)  President and CEO
          Urban & Schwarzenberg Verlag fur Medizin
          GmbH, a subsidiary of the Company
          Landwehrstr. 61
          80336 Munchen

     (d)  None

     (e)  None

     (f)  Germany

          Shared Dispositive Power. Susan P. Macfarlane and William M. Passano, Jr. share dispositive power as co-trustees with respect to 23,462 Shares held in the Ida K. Passano Trust. Susan P. Macfarlane and William M. Passano, Jr. disclaim beneficial ownership of such Shares. The Filing Parties share dispositive power with respect to 3,227,822 Shares held by the Life Estate subject to the Passano Voting Trust Agreement and disclaim beneficial ownership of such Shares. William M. Passano, Jr. may be deemed to share dispositive power with respect to 4,689 Shares held in the Company's 401K plan for his account. William M. Passano, Jr. disclaims beneficial ownership of such Shares.

     (c) On January 30, 1998, William M. Passano, Jr. exercised options to purchase 26,000 Shares granted under the Company's Incentive Plan at an exercise price of $7.875 per Share. Pursuant to the Incentive Plan, the options were scheduled to expire on February 1, 1998, unless exercised before such date.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

     The Offer. The Company, Wolters Kluwer and Newco have entered into an Agreement and Plan of Merger, dated as of February 10, 1998 (the "Merger Agreement"), pursuant to which, among other things, Newco has commenced a cash tender offer for all outstanding Shares (the "Offer") at $39.00 per Share. The obligation of Newco to purchase Shares tendered in the Offer is conditioned upon, among other things, two-thirds of the outstanding Shares being tendered in the Offer and applicable waiting periods under United States and relevant
foreign antitrust laws having expired or terminated.   Wolters Kluwer has
agreed to extend the Offer for up to six months, in periods of ten business days for each such extension, if any of the conditions to the Offer have not been satisfied or waived at the expiration of the Offer.

     The Merger. The Merger Agreement provides, among other things that subject to certain conditions set forth therein, Newco will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Wolters Kluwer. In the Merger, each issued and outstanding Share (other than treasury Shares, Shares owned by Wolters Kluwer, Newco or any wholly owned subsidiaries of Wolters Kluwer or the Company) will be converted into the right to receive $39.00 in cash (or any higher price paid per Share pursuant to the Offer). Each issued and outstanding share of Newco Common Stock will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

     The Merger Agreement further provides that prior to the effective time of the Merger, the Company shall pay to the holder of each outstanding stock option, whether or not then exercisable, an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the per Share exercise price of such option and (B) the number of Shares subject to such option. In the Merger Agreement, the Company, Wolters Kluwer and Newco have made customary representations and warranties and additional covenants in order to effectuate the Merger.

     Stock Option Agreement. In connection with the Merger Agreement, certain stockholders of the Company, including the Filing Parties (individually and as trustees of the Life Estate), (collectively, the "Stockholders") have entered into a Stock Option and Tender Agreement with Wolters Kluwer and Newco dated as of February 10, 1998 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Stockholders have agreed to tender their Shares in the Offer and have granted Wolters Kluwer an option (a "Stock Option") to purchase 5,338,680 Shares (representing approximately 53.3% of the Shares outstanding) owned by the Stockholders at a purchase price equal to the Offer Price (or any higher price paid per Share pursuant to the Offer). The Stock Option becomes exercisable in the event that the Offer is terminated by Wolters Kluwer under certain circumstances set forth in the Stock Option Agreement or the Offer expires without the purchase of Shares thereunder under certain circumstances set forth in the Stock Option Agreement. The Stock Option is exercisable for six months and one day after it becomes exercisable (the "Exercise Period").

          Pursuant to the Stock Option Agreement, the Stockholders have agreed to vote all their Shares (i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a material breach of a covenant, representation or warranty or other obligation of the Company under the Merger Agreement and
(iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. The Stockholders have agreed to take additional actions with respect to voting of Shares as more fully described in the Stock Option Agreement if the Merger Agreement is terminated by the Company because the Board of Directors of the Company has recommended another acquisition proposal for the Company or the Company has withdrawn its recommendation of the offer, the Merger Agreement or the Merger. Pursuant to the Stock Option Agreement, certain Stockholders have agreed that, in the event that certain Stockholders do not vote as described above, such Stockholders shall be deemed to have granted Wolters Kluwer a proxy to vote his, her or its Shares. The proxies terminate if the Offer expires or terminates without any Shares being purchased thereunder in violation of the Offer or the Merger Agreement or if Wolters Kluwer or Newco is in violation of the Stock Option Agreement. Except for the Stock Option, the Stock Option Agreement terminates on the date on which the Merger Agreement terminates in accordance with its terms.

     Spahr Voting Trust Agreements. Pursuant to four voting trust agreements (the "Spahr Voting Trust Agreements") executed in March 1991, the 495,000 Shares owned collectively by Mr. Robert Spahr, Mr. John F. Spahr, Jr., Trustees under the will of John F. Spahr, Sr. and the Christian C. Febiger Spahr, Jr. Revocable Trust have been placed in voting trusts (the "Spahr Voting Trusts"). William M. Passano, Jr. is a co-trustee of each of the Spahr Voting Trusts which are scheduled to expire on January 9, 2001. The Shares in each of the Spahr Voting Trusts must be voted in the same way as the Shares subject to the Passano Voting Trust described in the Schedule 13D and Amendment 1 thereto, unless the Shares subject to the Passano Voting Trust are deadlocked and cannot be voted at all. In the event of a deadlock, Mr. Robert Spahr and Mr. John F. Spahr, Jr. will each have the sole right to vote 155,000 Shares of the 495,000 Shares subject to the Spahr Voting Trusts. William M. Passano, Jr. will have the sole right to vote the 100,000 Shares owned by the Christian C. Febiger Spahr, Jr. Revocable Trust and the 85,000 shares owned by the Trustees under the will of John F. Spahr, Sr., for Dorothy Spahr. The Spahr Voting Trust Agreements are identical to one another with the exception of the parties thereto and the date of execution.

     The descriptions of the Merger Agreement, the Stock Option Agreement and the Spahr Voting Trust Agreements contained herein do not purport to be complete, and are qualified in their entirety by reference to such agreements, which are filed as exhibits to this statement. The terms and conditions of the Offer are set forth in Newco's Offer to Purchase dated February 18, 1998, and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission (the "Commission") as exhibits to Newco's Tender Offer Statement on Schedule 14D-1 and to which reference is hereby made for additional information concerning the Offer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a) Loan Agreement to Purchase Stock Options, dated January 19, 1998, between the Company and William M. Passano, Jr.

     (b) Agreement and Plan of Merger, dated as of February 10, 1998, by and among Wolters Kluwer, Newco and the Company (incorporated by reference to Exhibit 1 of the Schedule 14D-9 filed with the Commission by the Company on February 18, 1998).

     (c) Stock Option and Tender Agreement, dated as of February 10, 1998, by and among Wolters Kluwer, Newco and certain Stockholders of the Company (incorporated by reference to Exhibit 4 of the Schedule 14D-9 filed with the Commission by the Company on February 18, 1998).

     (d) Voting Trust Agreement between John F. Spahr, Jr. as Subscriber and John F. Spahr, Jr. and William M. Passano, Jr. as Trustees, dated March 6, 1991 and Schedule I to Exhibit (d).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3,1998
                              /s/ Edward M. Passano, Sr.
                              ------------------------------
                              Edward M. Passano, Sr.

Date:  March 3,1998
                              /s/ William M. Passano, Jr.
                              ------------------------------
                              William M. Passano, Jr.

Date:  March 3,1998
                              /s/ Susan P. Macfarlane
                              ------------------------------
                              Susan P. Macfarlane

Date:  March 3,1998
                              /s/ Edward M. Passano, Sr.
                              ------------------------------
                              Edward M. Passano, Sr.

                              /s/ William M. Passano, Jr.
                              ------------------------------
                              William M. Passano, Jr.

                              /s/ Susan P. Macfarlane
                              ------------------------------
                              Susan P. Macfarlane

                              Voting Trustees under the
                              Passano Voting Trust Agreement
                              dated July 31, 1989

                               EXHIBIT INDEX
                               -------------

Exhibit        Description
-------        -----------

(a) Loan Agreement to Purchase Stock Options, dated January 19, 1998, between the Company and William M. Passano, Jr.

(b) Agreement and Plan of Merger, dated as of February 10, 1998, by and among Wolters Kluwer, Newco and the Company (incorporated by reference to Exhibit 1 of the Schedule 14D-9 filed with the Commission by the Company on February 18, 1998).

(c) Stock Option and Tender Agreement, dated as of February 10, 1998, by and among Wolters Kluwer, Newco and certain Stockholders of the Company (incorporated by reference to Exhibit 4 of the Schedule 14D-9 filed with the Commission by the Company on February 18, 1998).

(d) Voting Trust Agreement between John F. Spahr, Jr. as Subscriber and John F. Spahr, Jr. and William M. Passano, Jr. as Trustees, dated March 6, 1991 and Schedule I to Exhibit (d).